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                                                                   EXHIBIT 23.2

[KPMG logo]

[letterhead of Somekh Chaikin]



The Board of Directors
Keryx Biopharmaceuticals, Inc.

We consent to incorporation by reference in the registration statement on Form S-8 of Keryx Biopharmaceuticals, Inc. of our report dated May 19, 2000 and July 27, 2000, relating to the consolidated balance sheets of Keryx Biopharmaceuticals, Inc. and subsidiary, a development stage company, as of December 31, 1997, 1998, and 1999, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years then ended, and all related schedules, which report appears in the Prospectus dated July 28, 2000.

/s/ Somekh Chaikin
Somekh Chaikin

A member firm of KPMG International
Certified Public Accountants (Isr.)


Jerusalem, Israel
January 31, 2001